Exhibit 12.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,
($ in thousands)	2017	2016	2015	2014	2013
EARNINGS:
Pre-Tax Net Income(a)	$268,806	$252,632	$210,915	$161,320	$132,355
Add:
Distributed Income (Loss) of Equity Investees	20,161	13,806	5,468	3,194	1,510
Total Fixed Charges	79,856	55,225	53,471	39,484	37,893
Less: Capitalized Interest(b)	(2,909)	—	—	—	—
Total Earnings	$365,914	$321,663	$269,854	$203,998	$171,758
FIXED CHARGES:
Interest expensed and capitalized	$74,739	$51,809	$50,450	$36,383	$34,512
Other Interest (excluding AFUDC)	1,250	298	658	918	905
Amortization of Debt Premium, Discount and Expense	974	303	373	345	337
One-third of Rental Expense(c)	2,893	2,815	1,990	1,838	2,139
Total Fixed Charges	$79,856	$55,225	$53,471	$39,484	$37,893
Ratio of Earnings to Fixed Charges	4.6	5.8	5.0	5.2	4.5
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Pre-Tax Preferred Dividend Requirement	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3846	0.3681	0.3871	0.3480	0.3906
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6154	0.6319	0.6129	0.6520	0.6094
Preferred Dividend Requirement	$2,145	$2,089	$2,154	$2,025	$2,166
Combined Fixed Charges and Preferred Dividends	$82,001	$57,314	$55,625	$41,509	$40,059
Ratio of Earnings to Fixed Charges and Preferred Dividends	4.5	5.6	4.9	4.9	4.3
(a) Excludes amounts attributable to income or loss from equity investees and non-controlling interests.
(b) Capitalized interest amounts attributable to 2016 and 2015 were $2.1 million and $1.1 million respectively. There was no capitalized interest for 2014 and 2013.
(c) Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.